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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11 )*

eMagin Corporation
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
29076N 20 6
(CUSIP Number)
Frank S. Vellucci, Esq.
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
(212) 408-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29076N 20 6

1	NAMES OF REPORTING PERSONS Stillwater LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		11,186,920[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,186,920[1]

WITH	10	SHARED DISPOSITIVE POWER

1,951,037[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,137,957

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
1  Consists of Issuer's Common Stock and the aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, April 9, 2007 (as amended on July 23, 2007), April 2, 2008 and December 22, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.
2  The sole member of Stillwater LLC is the investment manager of a corporation that owns such reported securities.

CUSIP No.	29076N 20 6

1	NAMES OF REPORTING PERSONS Ginola Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Isle of Man

	7	SOLE VOTING POWER

NUMBER OF		2,541,624[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,541,624[3]

WITH	10	SHARED DISPOSITIVE POWER

2,538,230[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,079,854

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

27.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3  Consists of aggregate number of shares of the Issuer's Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, July 21, 2006 (as amended on July 23, 2007) and April 2, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.
4  Consists of shares of Issuer’s Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola Limited. This report shall not be deemed an admission that Ginola Limited is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 20 6
This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) is being filed by Stillwater LLC, a Delaware limited liability company (“Stillwater”) and Ginola Limited, a company organized in Isle of Man (“Ginola” and, together with Stillwater, the “Reporting Persons”), to amend the Schedule 13D (the “Schedule 13D”) originally filed by the Reporting Persons on May 5, 2003, and as amended by Amendment No. 1 to the Schedule 13D filed March 8, 2004, Amendment No. 2 to the Schedule 13D filed April 19, 2004, Amendment No. 3 to the Schedule 13D filed April 30, 2004, Amendment No. 4 to the Schedule 13D filed November 5, 2004, Amendment No. 5 to the Schedule 13D filed March 1, 2005, Amendment No. 6 to the Schedule 13D filed October 28, 2005, Amendment No. 7 to the Schedule 13D filed July 26, 2006, Amendment No. 8 to the Schedule 13D filed April 18, 2007, Amendment No. 9 to the Schedule 13D filed August 2, 2007 and Amendment No. 10 to the Schedule 13D filed April 14, 2008 with respect to beneficial ownership of common stock, $0.001 par value per share (the “Common Stock”), of eMagin Corporation (“eMagin” or “Issuer”), a corporation organized under the laws of the State of Delaware. The address of the principal executive offices of eMagin is 10500 N.E. 8th Street, Suite 1400, Bellevue, WA 98004.
In accordance with Exchange Act Rule 13d-2, this Amendment No. 11 amends and supplements only information that has materially changed since the April 14, 2008 filing of Amendment No. 10 to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

			Common Stock	Percent
			Beneficially Owned	of Class

(a	)	Stillwater [1]	13,137,957	52.2%
		Ginola [3,4]	5,079,854	27.0%

			Common Stock	Percent
(b	)	Stillwater	Beneficially Owned	of Class

		Sole Voting Power	11,186,920	47.6%
		Shared Voting Power	- 0 -	0%
		Sole Dispositive Power	11,186,920	47.6%
		Shared Dispositive Power [2]	1,951,037	11.7%

			Common Stock	Percent
		Ginola	Beneficially Owned	of Class

		Sole Voting Power	2,541,624	15.0%
		Shared Voting Power	- 0 -	0%
		Sole Dispositive Power	2,541,624	15.0%
		Shared Dispositive Power [4]	2,538,230	15.0%

1
Consists of Issuer’s Common Stock and the aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, October 26, 2005, July 21, 2006 (as amended on July 23, 2007), April 9, 2007 (as amended on July 23, 2007) and April 2, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

2	The sole member of Stillwater is the investment manager of a corporation that owns such reported securities.

3
Consists of aggregate number of shares of the Issuer’s Common Stock issuable upon exercise of Stock Purchase Warrants dated March 3, 2004, November 3, 2004, October 26, 2005, July 21, 2006 (as amended on July 23, 2007) and April 2, 2008, and upon conversion of Series B Convertible Preferred Stock issued on December 22, 2008.

4
Consists of shares of Common Stock and warrants owned by trusts and holding companies with the same directors and/or controlling shareholders as Ginola. This report shall not be deemed an admission that Ginola is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act.

CUSIP No. 29076N 20 6
(c) Since the filing of Amendment No. 10 to Schedule 13D on April 14, 2008 the following transactions were effected:
(i) On September 25, 2008, Stillwater received 14,188 shares of the Issuer’s Common Stock due to its wavier (consent) of the Issuer increasing their line of credit with Moriah Capital, L.P. and for extending the date that the loan be repaid contrary to terms in the (A) $250,000 Amended and Restated 8% Secured Convertible Note (“Stillwater Note”) purchased pursuant to the Note Purchase Agreement, dated July 21, 2006, as amended on March 28, 2007 and further amended on July 23, 2007, as part of a private placement with the Issuer, and (B) Securities Purchase Agreement, dated April 2, 2008, between the Issuer and Stillwater.
(ii) On September 25, 2008, Ginola received 19,863 shares of the Issuer’s Common Stock due to its wavier (consent) of the Issuer increasing their line of credit with Moriah Capital, L.P. and for extending the date that the loan be repaid contrary to terms in, as applicable, the (A) $800,000 Amended and Restated 8% Secured Convertible Note (“Ginola Note”) purchased pursuant to the Note Purchase Agreement, dated July 21, 2006, as amended on July 23, 2007, as part of a private placement with the Issuer, and (B) Securities Purchase Agreement, dated April 2, 2008, between the Issuer and Ginola.
(iii) On September 25, 2008, Rainbow Gate Corporation, a corporation in which its investment manager is the sole member of Stillwater and its controlling shareholder is the same as Ginola (“Rainbow Gate”), received 13,242 shares of the Issuer’s Common Stock due to its wavier (consent) of the Issuer increasing their line of credit with Moriah Capital, L.P. and for extending the date that the loan be repaid contrary to terms in the $700,000 Amended and Restated 8% Secured Convertible Note (“Rainbow Gate Note”) purchased pursuant to the Note Purchase Agreement, dated July 21, 2006, as amended on July 23, 2007, as part of a private placement with the Issuer.
(iv) On September 25, 2008, a corporation with substantially the same directors as Ginola received 4,729 shares of the Issuer’s Common Stock due to its wavier (consent) of the Issuer increasing their line of credit with Moriah Capital, L.P. and for extending the date that the loan be repaid contrary to terms in the Securities Purchase Agreement entered into with the Issuer on April 2, 2008.
(v) On December 22, 2008, Stillwater converted $251,166.67 of its outstanding Stillwater Note, representing $250,000 of principal and $1,166.67 of accrued and unpaid interest, and received 717,620 shares of Issuer’s Common Stock with a conversion price of $0.35 per share, pursuant to the terms of the Stillwater Note.
(vi) On December 22, 2008, Stillwater purchased 4,033 shares of Issuer’s Series B Convertible Preferred Stock, with a stated value of $1,000 per share, conversion price of $0.75 per share and rights and preferences set forth on the Certificate of Designations of Series B Convertible Preferred Stock filed with the Secretary of State for the State of Delaware on December 19, 2008 (“Series B Convertible Preferred Stock”), and received 1,875,467 warrants for the purchase of shares of Issuer’s Common Stock with an exercise price of $1.03 per share, which expire on December 22, 2013, for $4,033,000 pursuant to the Securities Purchase Agreement between Stillwater and the Issuer dated December 18, 2008, as such transaction is described further in the Issuer’s Form 8-K filed on December 23, 2008.
(vii) On December 22, 2008, Ginola converted $803,000 of its outstanding Ginola Note, representing $800,000 of principal and $3,000 of accrued and unpaid interest, and received 803 shares of Series B Convertible Preferred Stock pursuant to the Exchange Agreement dated December 22, 2008 between the Issuer and Ginola, as such transaction is described further in the Issuer’s Form 8-K filed on December 23, 2008.
(viii) On December 22, 2008, Rainbow Gate converted $703,000 of its outstanding Rainbow Gate Note, representing $700,000 of principal and $3,000 of accrued and unpaid interest, and received 703 shares of Series B Convertible Preferred Stock pursuant to the Exchange Agreement dated December 22, 2008 between the Issuer and Rainbow Gate, as such transaction is described further in the Issuer’s Form 8-K filed on December 23, 2008.

CUSIP No. 29076N 20 6
(d) Not applicable.
(e) Not applicable.

Item 7.	To Be Filed as Exhibits.

Exhibit No.	Description	Page

1	Agreement of Reporting Persons to file joint statement on Schedule 13D	9

CUSIP No. 29076N 20 6
Signatures
After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Date: December 30, 2008

STILLWATER LLC
By:	/s/ Mortimer D. A. Sackler
	Name:	Mortimer D.A. Sackler
	Title:	President

GINOLA LIMITED
By:	/s/ Jonathan White
	Name:	Jonathan White
	Title:	Director

Exhibit Index

Exhibit No.	Description	Page

1	Agreement of Reporting Persons to file joint statement on Schedule 13D	9